March 22, 2018

VIA EDGAR

United States Securities and Exchange Commission

Re:	First Mining Gold Corp. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company’s Form 40-F annual report for the year ended December 31, 2017 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2017.

I, Bruce Andrew Murphy, P.Eng., of SRK Consulting (Canada) Inc., hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report:

“Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada” dated October 16, 2017 (the “Technical Report”).

and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Yours truly,

/s/ Bruce Andrew Murphy, P.Eng.
Bruce Andrew Murphy, P.Eng.
Principal Consultant (Geotechnical)
SRK Consulting (Canada) Inc.